COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

April 22, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the “Registrant”)

Columbia Mortgage Opportunities Fund

(the “Fund”)

Post-Effective Amendment No. 104

File No. 333-131683 /811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on April 21, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

Comment 1:	The Principal Investment Strategies sections state that the Fund may invest in derivatives. Explain how these securities will be counted in the 80% test.

Response:	As described in the Principal Investment Strategies section of the Fund’s prospectus, mortgage-related assets represented by derivatives are included as mortgage-related assets for purposes of the Fund’s 80% policy. The Fund’s counting of derivatives towards satisfaction of the 80% test is consistent with the Commission’s statement that, “[i]n appropriate circumstances...an investment company [would be permitted] to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (Investment Company Act Release No. 24828 (January 17, 2001).) For purposes of complying with Rule 35d-1, the Fund will generally include in its 80% basket the market value or fair value (determined in accordance with the Fund’s valuation procedures) of mortgage-related assets represented by derivatives in which the Fund may invest. In certain instances, the Fund may use the notional value of a derivative when it determines that the notional value is a more appropriate measure of the Fund’s exposure to investments that are consistent with the Fund’s 80% policy.

Comment 2:	Please confirm that, if the Fund is to invest in credit default swaps, the Fund will cover the full notional value of the swap.

Response:	For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit. For bilateral CDS where the Fund is the buyer of protection and the Fund does not hold the underlying security, the Fund will cover the market value of the underlying position minus any collateral on deposit. For bilateral CDS where the Fund is the buyer of protection and the Fund holds the underlying security as an offset, the Fund will cover the market value of the underlying position minus the notional amount of the swap minus any collateral on deposit. When buying CDS that are centrally cleared, the Fund will cover the daily marked-to-market obligation (i.e, the daily net liability) minus any margin on deposit with the exchange.

Comment 3:	The Citigroup 1-Month U.S. Treasury Bill Index is identified as the Fund’s benchmark in the Performance Information section. Please explain the appropriateness of this Index as the benchmark.

Response:	The Citigroup 1-Month U.S. Treasury Bill Index is representative of the performance of one-month Treasury bills. The index is a broad-based index that is appropriate to the investment strategy of the Fund because the Fund seeks to generate absolute returns across different types of market environments. Given the Fund’s non-traditional nature, there is no broad-based index representative of its exact strategy. The Fund can behave differently than (and sometimes move in the opposite direction of) a long-only benchmark due to its ability to use shorting and certain derivatives in carrying out its investment strategy. Thus, given its absolute return focus, we believe that this benchmark is more appropriate than longer-term securities indices.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or Patrick Gannon at (617) 385-9534.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust II

2